COMPANY DATA:	CAPCO America Securitization Corporation
Commercial Mortgage Pass-Through Certificates, Series 1998-D7
CENTRAL INDEX KEY:	__________
STANDARD INDUSTRIAL CLASSIFICATION:	ASSET-BACKED SECURITIES
[_____]
STATE OF INCORPORATION:	DE
FISCAL YEAR END:	0331

FILING VALUES: _________
FORM TYPE:	12b-25
SEC ACT:	1934 Act
SEC FILE NUMBER:____________
FILM NUMBER:	__________

BUSINESS ADDRESS:
STREET 1:	2 WORLD FINANCIAL CENTER
STREET 2:	BLDG B 21st FLOOR
CITY:	NEW YORK
ZIP:	10281
BUSINESS PHONE:	2126679300

United States
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING


[X] Form 10-K and Form 10-KSB 	 Form 20-F
[_] Form 10-Q and Form 10-QSB		[_] Form N-SAR

For Period Ended: 123198

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
 n/a

Part I -- REGISTRANT INFORMATION.

Full Name of Registrant:  CAPCO AMERICA SECURITIZATION CORPORATION

Former Name if Applicable:

Address of Principal Executive Office: Two World Financial Center, Building B, New York, NY 10281


Part II -- RULES 12b-25 (b) and (c).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)  The subject annual report, semi-annual report, transition
(c)  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or
(d)  portion thereof will be filed on or before the fifteenth
(e)  calendar day following the prescribed due date; or the
(f)   subject quarterly report or transition report on Form
(g)  10-Q, or filing made by a money market fund pursuant
(h)  to Rule 30b3-1, or portion thereof will be filed on
(i)  or before the fifth calendar day following the
(j)  prescribed due date; and

(c)  The Accountant's statement or other exhibit required by
(d)  Rule 12b-25(c) has been attached if applicable.


Part III -- NARRATIVE.

This notification relates to the Trust Fund formed, and the Commercial Pass-Through Certificates, Series 1998-D7 issued pursuant to a Pooling and Servicing Agreement, dated as of September 11, 1998, by and among The Capital Company of
America Client Services LLC, as (initial) Servicer, AMRESCO
Services, L.P., as Co-Servicer, AMRESCO Management Inc., as Initial Special Servicer,AMRESCO Services, L.P., as
Operating Advisor, LaSalle National Bank, Trustee, and ABN
 AMRO Bank N.V., as Fiscal Agent. This notification is being filed by The Capital Company of America Client
Services LLC, the initial Servicer of the loans included in the REMIC trust subject to the 10-K report described herein.

"The delay in filing the 10-K report to the Commission is due to a series of administrative errors and misunderstandings regarding allocation of responsibility for preparation and filing of the form, precipitated in part by the transfer of the master servicing rights for the loans and contractual duties associated therewith from The Capital
Company of America
Client Services LLC to a third party, which occurred on March 19, 1999.
Nonetheless, it is anticipated that the filing of the 10-K will be completed within the 15 days following the relevant due date.

Part IV -- OTHER INFORMATION.

(1) Name and telephone number of person to contact in regard to this notification: C. David Turner, 972-401-8504.

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section30 of the Investment Company Act of 1940 during the preceding 12 months or for the shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [X] No


CAPCO AMERICA SECURITIZATION CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 1999

By: /s/  C. David Turner, Executive Vice President